                                                                    EXHIBIT 12.1

                             TOWER AUTOMOTIVE, INC.

         STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                 (in thousands)

                                                               YEARS ENDED DECEMBER 31,
                                            ---------------------------------------------------------
                                               2000        2001        2002        2003        2004
                                            ---------   ---------   ---------   ---------   ---------
Earnings:
Income (loss) before income taxes,
  extraordinary item and cumulative effect
  of accounting change                      $   7,037   $(344,326)  $  21,818   $(150,719)  $(394,169)
Net fixed charges (1)                          80,818     101,133      91,377     119,152     173,465
                                            ---------   ---------   ---------   ---------   ---------
Total earnings                              $  87,855   $(243,193)  $ 113,195   $ (31,567)  $(220,704)
                                            =========   =========   =========   =========   =========
Fixed charges:
Interest expense                            $  71,162   $  80,319   $  72,555   $  95,222   $ 143,745
Capitalized interest                           12,896      14,617       6,014       9,058
                                                                                                7,533

Interest factor of rental expense (2)           7,088      18,207      18,822      23,930
                                                                                               29,720

Amortization of debt expense                    2,568       2,607          --          --          --
Dividends on trust preferred securities        17,466      17,466      17,466       8,733          --
                                            ---------   ---------   ---------   ---------   ---------
Total fixed charges                         $ 111,180   $ 133,216   $ 114,857   $ 136,943   $ 180,998
                                            =========   =========   =========   =========   =========
Earnings to fixed charges                          (3)         (4)         (5)         (6)         (7)
                                            =========   =========   =========   =========   =========

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(1)   Net fixed charges represent total fixed charges less capitalized interest and dividends on trust preferred securities.

(2) The interest factor of rental expense has been calculated using the rate implied pursuant to the terms of the rental agreements. For the periods presented, the interest factor ranged from 30% to 55% of total rental expense.

(3) Due to the restructuring and asset impairment charge of $141.3 million, earnings were inadequate to cover fixed charges by $23.3 million. Excluding the restructuring and asset impairment charge, the ratio of earnings to fixed charges would have been 2.1x for the year ended December 31, 2000.

(4) Due to the restructuring and asset impairment charge of $383.7 million, earnings were inadequate to cover fixed charges by $376.4 million. Excluding the restructuring and asset impairment charge, the ratio of earnings to fixed charges would have been 1.1x for the year ended December 31, 2001.

(5) Due to the restructuring charge of $61.1 million, earnings were inadequate to cover fixed charges by $1.6 million. Excluding the restructuring charge, the ratio of earnings to fixed charges would have been 1.5x for the year ended December 31, 2002.

(6) For the year ended December 31, 2003, earnings were inadequate to cover fixed charges by $168.5 million.

(7) For the year ended December 31, 2004, earnings were inadequate to cover fixed charges by $401.7 million.